EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the "Company")

199 Bay St., Suite 4000

Toronto, ON M5L 1A9

Item 2: Date of Material Change

July 4, 2023.

Item 3: News Release

A news release was issued by the Company via BusinessWire on July 4, 2023, and filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

The Company announced the appointment of Mr. Zeeshan Saeed as CEO and the resignation of Mr. Anthony Durkacz as CEO. Messrs. Saeed and Durkacz continue to hold their positions as Executive Co-Chairman of the Company’s board of directors (the "Board of Directors"). The Company also announced its intention to streamline its operations to focus on the development of Lucid-MS for neurodegenerative disorders and novel treatments for alcohol misuse disorders.

Item 5.1: Full Description of Material Change

Mr. Saeed, a co-founder of the Company, who has held the position of President since 2019, was elected CEO via unanimous vote at a meeting of the Board of Directors held on June 29, 2023. Mr. Saeed’s appointment succeeds fellow co-founder Mr. Anthony Durkacz, who has been serving as the Interim CEO since July 2021. Mr. Durkacz and Mr. Saeed continue to hold their positions as Executive Co-Chairman of the Board of Directors.

Under the leadership of Mr. Saeed, the Company will streamline operations to focus on the development of novel treatments for alcohol misuse disorders and Lucid-MS for neurodegenerative disorders. The Company is confident this strategy is the shortest path to revenue and significant value creation, underscored by the impressive team leading the advancement of alcohol misuse disorder treatments and the compelling laboratory data showing the ability of Lucid-MS to positively effect demyelination. Pursuant to this strategy, the Company will conserve/re-allocate capital by immediately putting on hold and/or terminating any further clinical development of its proprietary ultra-micronized PEA formulation for the treatment of inflammatory diseases and Lucid-Psych for mental health disorders. This way the Company feels that it can deliver maximum value to its shareholders by spending less money.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Chief Executive Officer, Executive Co-Chairman

T: (416) 854-8884

E: Zsaeed@fsdpharma.com

Item 9: Date of Report

August 31, 2023.